Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following is a transcript of a call made by the Chief Executive Officer of HomeStreet, Inc. (“HomeStreet”) to HomeStreet employees that includes information regarding the proposed transaction between HomeStreet and FirstSun Capital Bancorp.

HMST Employee Call with Mark Mason 2:00 pm PST Tuesday, February 20, 2024 Mark Mason Good afternoon and welcome to our February All Employee update. As always, everyone’s camera and microphone will be muted during the call. If you’d like to ask a question you can do so directly through WebEx by clicking on the chat pane to the right of your screen at any time or through e-mail at AsktheCEO@HomeStreet.com. I continue to encourage you to ask questions and welcome your feedback, but if you would prefer to remain anonymous, please say so at the beginning of your question or comment. Please note a transcript of this call will be filed with SEC given our pending transaction with FirstSun. As such, if you ask a question and do not request that your name will be withheld, it will appear along with your associated question in the public filing. All right, let’s get started with an update on our earnings report. On January 29th, we issued our year-end and fourth quarter 2023 financial results. These results continued to be impacted by the increased funding costs we’ve experienced as our interest sensitive deposits declined given the fact that customers moved funds to higher yielding products. We did see the deposit outflow trend moderate somewhat in December as deposits increased by over $40 million. Having said that, attractive rates on treasury securities, money market funds and promotional deposit products at other banks and credit unions continue to create meaningful competition for us. As a result, our net interest margin decreased from 1.74% in the third quarter of 2023 to 1.59% in the fourth quarter. A $4.5 million dollar increase in our funding costs was only partially offset by a $0.6 million increase in interest income earned on our assets. We also incurred approximately $2.0 million dollars in unexpected higher health care costs and $1.5 million in merger related costs. As a result of these items in the fourth quarter, we recognized a net loss of $(3.4) million as compared to net income of $2.3 million in the third quarter. While interest rates have stabilized and are projected to decline later in the year, we expect our operating results will continue to be adversely impacted by high funding costs relative to earning assets yields in the near term.

While this period of lower earnings has been challenging, we have a lot to look forward to. Along with the expected synergy with our FirstSun merger, there is an expectation that interest rates will begin to fall later this year. Obviously, both of these will help us move from defense to offense. Speaking of the merger: As a reminder, last month we announced that HomeStreet has entered into a strategic agreement with FirstSun to create a premier regional bank. With this transaction, our combined company will create a bank with $17 billion dollars in total assets and 129 branch locations across some of the most attractive markets in the United States. It will accelerate our strategic plans, broaden our market outreach, and create exciting growth opportunity for all of us. Each party brings the presence in large dynamic markets that are already experiencing above average growth for HomeStreet. The breadth and density of our business in the Pacific Northwest and in Southern California provide a substantial opportunity for FirstSun, specifically in commercial and industrial banking since our markets offer entry into Western U.S. growth markets. Additionally, access to FirstSun’s markets for our commercial real estate construction and permanent lending products is very attractive to us here at HomeStreet. Additionally, FirstSun offers a more robust commercial lending business approach with a focus on Treasury Management and the addition of trust and wealth management for our customers. Together, we will have an attractive and comprehensive product suite, a more diversified loan portfolio, and increased lending capabilities across asset classes, geographies, and industry verticals. We are collectively working towards an early third quarter close date, which is very fast for a bank merger. The transaction is subject to certain conditions, including a vote of our shareholders and regulatory approval. The regulatory filing for the change in control was submitted last week and the filing of the proxy for the special shareholders meeting is scheduled for early March. We are expecting the merger to close mid-year, but regulatory approval may take a little longer. We have also been working on the first and second reporting lines of our combined organizational chart. I expect to share this senior management org chart sometime this week. After we announce the line two leaders, we will be asking them to meet the team on the other side and propose their integrated team. Our goal is to retain the best performing functions and staff between the two companies. I appreciate everyone’s patience on this particular step. This is the one thing you want us to be sure to get right and to do so, it takes careful consideration, so please be patient with us. The integration of our systems and processes will be another important work stream. A great deal of thought is going into the integration of business units and corporate functions as the combined bank will be well over ten billion dollars in assets. As such, our operational and risk management infrastructure must comply with the higher regulatory expectations of a ten-billion-dollar bank. Plus, there are more than 100 systems between the two of us and decisions on overlapping redundancies will need to be made. For example, our core banking system is on FIS and theirs is on FISERV. A decision on which core we will use going forward is a good example of the types of decisions we face. It’s worth noting the core system conversion is expected -- at the earliest -- in November of this year – more likely it will happen during the first quarter of 2025. The myriad of remaining systems -- like the loan origination and servicing platforms of both banks -- will also need to be assessed and subsequently converted. This week, in fact, we’re kicking off the integration project with many of you participating as co-leaders and subject matter experts. It’s all very exciting! I’m certain there are many more questions and I promise to be as transparent as possible as things progress. I know there is a good deal of anxiety out there and that’s normal. There will be retention plans and severance packages to encourage people to stay whose jobs may not continue. Let’s take some time to get it right. In other news, this morning I announced the members of our 2023 President’s Club and Circle of Excellence winners: The President’s Club recognizes the top producers from our Single Family, Residential Construction, Commercial, Commercial Real Estate, Retail, and Insurance business units. The members of the President’s Club represent the highest achievement of these standards and the Circle of Excellence members represent the best of the best. The list of President’s Club members will soon be posted on SharePoint. Please join me in congratulating all of them for their achievements last year. 2023 was a challenging year financially for us, yet we continued to work on many facets of our company which resulted in tangible, beneficial ongoing improvements. I just finished my 2023 performance self-assessment for our Board and I summarized the many, many things we did last year to improve the Bank. I will share with you that it was impressive. Most impressive I thought was what didn’t happen. We didn’t lose customers -- we continued to add them. We didn’t lose any of our leaders or key employees. And we didn’t allow the environment to impact our focus on continuing to build and improve our company.

Let’s talk about our email signature footers for a moment. Corporate Marketing has updated the options we can choose from for the signature footers that automatically appear when we create new emails. Please note we need to discontinue the use of our 2022-awards footer due to the expiration of usage rights. Also note, given security concerns and to ensure brand integrity, please do not link to third party sources in your signature footer. To locate the new options, please follow the path, MyHomeStreet -- Corporate Functions – Marketing - Marketing Guidelines. There you will find the Email Signature instructions. A couple of final announcements before I take your questions: We take our identity as a Community Bank very seriously. That’s why we’re proud to offer our employees sixteen hours of community service paid time off every year. This benefit supports volunteer opportunities that take place during your work week, so you don’t have to dip into your vacation days to volunteer. Many of you use this benefit to volunteer at your child’s school, serve lunches at community centers, or support fundraising events at your favorite non-profit. Alternatively, your HomeStreet department may choose to coordinate together to attend volunteer projects as a team building activity. I am very pleased to announce that in 2023, our employees volunteered a total of 2,300 hours using this program to support our communities. That’s fantastic. To use this benefit, please confirm the approved time with your manager and use Workday to submit the request. Be sure to also record your volunteer hours at www.homestreet.com/volunteer. And finally - good news down in California. Our new Los Angeles branch is officially open as of today. Our real estate group again did a phenomenal job in designing and building this new branch. Thank you also to everyone involved in the move project. It took awhile, but you all persevered and the branch is a beauty. Nice job everyone! All right – that’s it for today. I’d be happy to take any questions you have at this time and as a reminder, a transcript of this call with be filed with the SEC. If you don’t want your name used, please say anonymous early in your question. Alright, let me get organized and we will take your questions. Q &A All right, first question is from Katriana Samiljan. Regarding the merger, previously it was stated that the HomeStreet brand will be maintained. Usually in mergers, the merged entity name will at some point, drop out of the picture. How long is it expected that HomeStreet will remain HomeStreet?

Katriana, that’s a good question. I think that you need to think of our name not as a transition issue but as a value proposition. Our brand is well known in our markets. We've spent a lot of time with the community. We have spent a lot of money at branding, marketing, and we've created a lot of brand equity in the work all of you do every day. It wouldn't make sense to give up all of that brand value just to create one consistent name across markets that don't relate to each other. I would expect we will be using the HomeStreet name for a long, long time. Appreciate the question. Next question from Michael Kearl. Will current health/dental benefits plans be carried throughout the year or will it be converted to a new plan upon merger? We're still trying to confirm this, but I believe we are going to keep our current plans through the end of this calendar year, and then convert to the FirstSun’s plans. I'm waiting for a confirmation, from HR that, this is possible, but we believe it is. Thanks for that question. That's a good one. All right, I'm waiting for more questions in the Q & A chat pane. So here's a question from, Margaret Hart, thank you, Margaret for asking this question. She says, Hi, Mark, will you please explain what it means with your new role as the Chairman of the Board for Sunflower once we merge? Very glad to know that you're so actively involved. Thank you. Thank you, Margaret. Actually, my new title will be Vice Chairman of the Board, actually Executive Vice Chairman of the Board, Executive Vice President and Chief Banking Officer of the new Western region of FirstSun which comprises all of our West Coast markets. So think, Washington, Oregon, California and Hawaii. Plus, I'll be still overseeing our specialized businesses in commercial real estate, home building and single-family mortgage. That's a lot. Maybe it's easier to describe what I won't be doing. I won't be running the rest of the company. I will not be the CEO. I will not be the public face of the bank any longer. I get to do what I would consider the fun stuff, the actual business, and I will be deeply involved in the integration of our personnel, businesses, and systems into FirstSun. I'm very happy to be doing that. I didn't want to leave you all with new circumstances without my help. Thank you. What's next? This question is from Saffron Coelho, a good friend of mine. Ms. Saffron states inflation is outpacing wage increases. Once the merger completes will there be an opportunity to do a companywide assessment of salary income to make sure everyone is receiving a livable wage? Saffron, I cannot assure you that upon the completion of the merger that there will be a companywide assessment. My expectation is that they, like we, consistently monitor the level of wages by position to make sure not only are these livable wages, but that we are competitive in our markets. It doesn't do us any good to underpay people if the market isn't and so, we consistently have made sure that our median wages for a given position are not less than the median for our market. Now, you might be concerned that the median wages for some positions may not be livable relative to the recent inflation. And I understand your concern there. All we can do is try to keep pace with inflation reasonably and keep pace with our competition. One of the great things about capitalism is that if you don't pay people sufficiently, they'll leave for better jobs. It's sort of a self-balancing system if you will. Anyway, Saffron, I appreciate the question and I so appreciate your concern for others. Thank you. Alright. Let's go back to the chat pane. Anonymous asks currently with our retail staffing model we have a universal banker model. Do you see this changing after the merger? I don't know if I can definitively answer this without understanding more about the FirstSun model. I do know this, we are not going to be changing our model anytime soon. We're actually going to be running the HomeStreet retail system separately from the FirstSun system for the foreseeable future so we can give each other the opportunity to learn more about how each other does business and ultimately take the best of the best and integrate both retail systems. There's no timeline for that. I don't expect it to happen anytime soon. I think it's going to be a good discovery process for both parties. I know this about our model - it is a sales culture, and it's a sales culture that has produced some of the best and long-lasting relationships in banking. And I know that FirstSun admires that about our retail system and about the longevity of our relationships. And so, I would expect them to take that into consideration, you know, when it comes time to review our model, anyway. Great question. Next question from Kelly Worthen. I've attempted to log volunteer hours with a Pierce County Sheriff's Department detachment. This hasn't worked. I've not been able to write in a company and/or. Do I have any suggestions? Kelly, hopefully during the call someone from Community relations or HR will give me the answer to that question. But we need you to be able to log your hours and thank you so much for spending time with the Pierce County Sheriff's Department. That's important time. Alright. Next question from Kathy Marvick. Do you see residential construction moving into new markets with a merger? Absolutely, absolutely. It's one of the opportunities. Kevin Haagen. Will our new headquarters be based out of Denver or Dallas? Dallas, Kevin, that is the official corporate headquarters of the Bank itself.

Next question from Anonymous. Can you explain the difference between an acquisition and a merger? There's some water cooler talk, that the bank was actually sold. That's interesting. So, Anonymous, in form, we are involved in a merger. That is to say, neither institution is not going to continue to exist, but they are going to merge their assets and liabilities and businesses and each set of shareholders will continue to be involved in the company. Actually, in this merger, the HomeStreet shareholders will own approximately 23% of the combined company and three members of our board of directors, which is the approximate ownership percentage, will become members of the board of directors of FirstSun. Those are aspects of a merger. A pure sale is often referred to as a cash purchase where they might purchase our shares for cash and have no continuing shareholder interest or management board interest. Having said that, when one party has a larger ownership percentage than the other, some people view that as a purchase or a sale or an acquisition because there is greater control by the company with a larger ownership of the combined group. So, I guess there's a couple of ways to look at it. I think the important thing to know here is our transaction is a merger. Factually it's a stock merger. Our shareholders will continue to be shareholders of the company. 2) That the process of integrating the two companies, or of merging them is very much being done, like a merger of equals and that's why so many of our back-office personnel will be continuing as part of the combined entity. It's easy to be cynical sometimes when a decision is made that perhaps you don't fully agree with or understand. And to assume… that's because we couldn't make the decision ourselves. I don't think that's productive. These are two good companies that we're putting together in a very thoughtful way to the goal of the best leaders, the best teams, the best systems, and skills. Anyway, thanks for the question. Another Anonymous question. Why is this transaction or merger closing more quickly than others bank acquisitions? We believe because there's not any material issues for the regulators to consider. You know, in mergers and acquisitions, where there's big overlap of markets, there's quite a process that the Federal Trade Commission gets involved in to assess any restricted trade or any competitive results. There are none here because we have no overlap, very little overlapping products as well. And we don't believe there are any compliance issues. Sometimes that holds up mergers. We hope there's not going to be any pushback or challenges from community interest groups or consumer interest groups. We've never had any in any acquisition, they haven't either. So we think it's going to be closing more quickly because of that. Next question from Mark Schaller - doesn't surprise me he’s asking this question. Can you see us improving our current construction loan pricing or moving to their construction programs prior to the shareholder vote? Or right after assuming it passes or are we going to be waiting until the merger closes where we improve our product?

Mark, we have to wait. We are separate and distinct institutions. We actually have regulatory prohibitions on things that would suggest aspects of control before mergers, approved and closed. And so you'll not be seeing any changes to our products relative to theirs until after the merger. Alright next question from Anonymous. Once the merger is complete will we become employees at FirstSun and if yes, will our employee checking accounts be switched to a FirstSun account? That's sort of yes and yes. So we have not looked at what a special account they may have for their employees to see if there's any differences, but we're going to be one bank, right? So we have to have one set of products. Next question from Anonymous. Do you know yet if we'll continue with WellWorks once the merger is finalized? I don't have that answer yet. Sorry, we'll try to get back to you with it. Another WellWorks question, I love WellWorks. I appreciate that you're concerned about it. Gosh, here's three straight WellWorks questions, four. That's amazing literally, I got four straight WellWorks questions and I know you're all concerned about the same thing. We have yet to discuss WellWorks and why we think it's beneficial and what we will be doing with that. Next question from Anonymous. Anonymous is confused about branding versus corporation. Will we continue to be incorporated HomeStreet Bank? That's no, we will be merged into FirstSun Bank, but we will be doing business as HomeStreet in our markets. Our signage will remain HomeStreet Bank. You can actually have a corporation with one name and do business as another name as long as you register that DBA in the state that you're going to be doing business under another name. So, that's how we will do it. Will the HomeStreet loan officers eventually be able to originate loans in new states where FirstSun offers loans? That's yes. Eventually yes. Another anonymous question about our employee discounts on mortgages. When we merge, will that continue? I'm going to guess yes, yet to be confirmed. It's a great program. Why wouldn't you want your employees to do business with you? We'll confirm that later, but I feel confident we're going to continue it because we're going to continue our Affinity business overall which has the same terms. If our employees are not in an affinity group that we like, we've got bigger problems. Great question, though. Next question from Anonymous. The mergers targeted for mid-year, but systems slated for

November. The people that may be losing their jobs now until November - will that system conversion be handled by FirstSun only? No, we're going to need folks here through the conversion date whenever that is. Maybe not exactly everyone, but a lot of folks. So the conversion date is the important date. Generally. Next Anonymous question. What are the plans for our current headquarters in Seattle? Well, we are going to have substantial operations remain here with HomeStreet. So, we will have a need for space. We will not have a need for as much space. And we have a lease here through 2027, I believe, so I think we're going to be here for a while, not sure how much space yet. Next Anonymous question: Are raises on a freeze until after the merger? No, we're going to be doing normal merit increases. This year in the normal time effective in March. That makes me happy. I hope it makes you happy. All right. Coming to the end of the questions. Oh, someone else is very happy with that answer. A lot of us. David Griffin asks: What can you tell us about your interactions with FirstSun’s leadership and employees? I would say a couple of things 1) they are very excited about joining forces with us. I can't say that strongly enough. The senior leadership there really understands what a phenomenal bank this combination is going to make. We share a lot of similar characteristics, and how we do business, and what's important to us. They are dedicated to making the best leaders, the best teams, best systems. I mean, that's the best I could say, right, that this is being done the right way for the right reasons. And, obviously I've spent a little more time now with Neal Arnold, in fact, I spent several days with him last week and Rob Cafera, the CFO, at an investor conference. And I really like those guys, I respect them. They are really well experienced. They have great judgment and calm confidence. I think that they're going to be great to work with. Thank you, Lisa Hedlund, for the kind comment. Alright, are we near the end here for today? I'll give you a few moments for final questions before we call it a day. It's looks like that's it. Alright. Good enough. I look forward to talking to you next month. Please be patient, be calm, know that this is all going to work out fantastically. I understand there's uncertainties and with uncertainty comes anxiety. We're going to work through all of it to get to the best answer to make the best combined company we can. Thank you for everything you're doing. Thanks for everything you did last year. Despite the financial results, we did fantastically with job one - hang on to our customers, hanging onto our employees, keeping our business intact, improving in our business. And that's why we're doing what we're doing. If we weren't such an attractive institution to partner with, we would not be doing all this. And you guys did it all. And I thank you. We'll talk to you next month. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of FirstSun), “Forward- Looking Statements” (in the case of HomeStreet), and “Risk Factors” in FirstSun’s and HomeStreet’s Annual Reports on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”).

ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN WILL FILE WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 THAT WILL INCLUDE A PROXY STATEMENT OF HOMESTREET AND A PROSPECTUS OF FIRSTSUN, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) FirstSun on its website at https://ir.firstsuncb.com/investor-relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger will be included in the proxy statement/prospectus for HomeStreet’s special meeting of shareholders, which will be filed by FirstSun with the SEC. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 16, 2023, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on April 11, 2023, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of FirstSun), “Forward- Looking Statements” (in the case of HomeStreet), and “Risk Factors” in FirstSun’s and HomeStreet’s Annual Reports on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN WILL FILE WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 THAT WILL INCLUDE A PROXY STATEMENT OF HOMESTREET AND A PROSPECTUS OF FIRSTSUN, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) FirstSun on its website at https://ir.firstsuncb.com/investor-